Exhibit 99.2

Dot VN, Inc. Announces Fourth Quarter and Year End Results

SAN DIEGO – July 29, 2010 – Dot VN, Inc. (www.DotVN.com) (OTCBB: DTVI), a leading technology company deploying cutting edge infrastructure solutions and innovative online services and solutions focused on the Vietnamese and South East Asian markets, today reported financial results for the fiscal fourth quarter and full fiscal year ended April 30, 2010.

Fourth Quarter 2010 Results
Revenues for the three month period ending on April 30, 2010 decreased 0.7% to $241,916 compared to revenues of $243,686 in the fourth quarter of fiscal 2009. Gross profit for the fourth quarter fiscal 2010 was $145,033 compared to $145,667 in the prior year quarter. Marketing expenses increased 3.0% to $12,349 in the fourth quarter of fiscal 2010 compared to $11,994 in the fourth quarter of fiscal 2009. As a percent of revenue, marketing expenses were 5.1% in the fourth quarter of fiscal 2010 compared to 4.9% in the prior year period. Net loss for the most recent quarter was $1.9 million compared to a net loss of $0.6 million in the fourth quarter of fiscal 2009.

Fiscal Year 2010 Results
Revenues for the twelve month period ending on April 30, 2010 were $1.1 million a 7.8% increase over the $1.0 million revenues in the prior fiscal year. Gross profit for fiscal year 2010 increased by 10.6% to $0.7 million compared to $0.6 million in the prior year. Marketing expenses increased to $48,489 in fiscal year 2010 from $48,351 in the prior fiscal year. As a percent of revenue, marketing expenses declined to 4.3% in fiscal year 2010 from 4.7% of revenue in fiscal year 2009. For the full fiscal year 2010, net loss from operations was $7.3 million compared to a net loss of $5.5 million in fiscal year 2009.

As of April 30, 2010 Dot VN had $135,664 in cash and cash equivalents.

Business Outlook
“We remain confident in the strategic direction of the company. Management has developed a strategic plan which will be executed over the next 20 months and we are optimistic that the plan will create substantial shareholder value for our investors,” commented Dot VN’s CEO Thomas Johnson.

Dot VN’s strategic plan consists of three phases. An outline of the plan is as follows:

PHASE I – (Calendar Year Q2 2010 through Calendar Year Q4 2010):  Phase I is currently in the process of being executed.  During this period, the Company will focus on:
•
Integrating its service offerings with Key Systems platform with a view towards offering .vn registrations through Key Systems reseller network, while concurrently offering Key Systems service offerings to the Company’s in-country reseller network,

•
Continuing to develop the data center project in Danang City.  The Company is currently reviewing the application of Elliptical Mobile Solutions’ Micro-Modular Data CenterTM as the basis for the data center infrastructure, and

•	Beginning to commercialize online services through the online portal INFO.VN.

PHASE II – (Calendar Year Q1 2011 through Q3 2011):  During this period the Company expects to:
•	Begin construction of the Internet data center (IDC) located in Danang City,
•	Begin developing additional services for the INFO.VN portal, such as a business directory and financial press releases, and
•	Begin initial sales of the virtual fiber equipment and Elliptical Mobile Solutions’ Micro-Modular Data CenterTM equipment.

PHASE III – (Calendar Year Q4 2011 through Q1 2012): During this phase, the Company expects to:
•	Begin design and construction of an IDC located in Ho Chi Minh City, Vietnam, and
•	Begin the development of social networking services and email services offered through INFO.VN.

Conference Call Information

To participate in the event by telephone from the U.S. or Canada, please dial 877-442-8299 five to 10 minutes prior to the start time to allow for registration. International callers should dial 706-634-0863. The conference identification number is 90994810.

A digital replay of the call will be available on Monday, August 2 at approximately 7:30 p.m. ET through Tuesday, August 10 at 11:00 p.m. ET. Callers in the U.S. and Canada should dial 800-642-1687 and international callers should dial 706-645-9291. The conference identification number is 90994810.  An audio replay of the event will also be archived on Dot VN’s web site at http://www.dotvn.com/InvestorRelations-PressRoom.html.

About Dot VN:

Dot VN, Inc. (www.DotVN.com) provides innovative Internet and telecommunication services for Vietnam and operates and manages Vietnam’s innovative online media web property, www.INFO.VN. The Company is the “exclusive online global domain name registrar for .VN (Vietnam).” Dot VN is the sole distributor of Micro-Modular Data CentersTM solutions and E-Link 1000EXR Wireless Gigabit Radios to Vietnam and Southeast Asia region. Dot VN is headquartered in San Diego, California with offices in Hanoi, Danang and Ho Chi Minh City, Vietnam. For more information, visit www.DotVN.com.

Dot VN is committed to keeping our shareholders informed of latest developments. To receive email alerts regarding press releases and invitations to events, please sign up by accessing the following link: http://bit.ly/DotVN-registration-form.

Forward-Looking Statements:

Statements in this press release may be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to Dot VN or its management, identify forward-looking statements. These statements are based on current expectations, estimates and projections about Dot VN’s business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and probably will, differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in Dot VN’s filings with the Securities and Exchange Commission. Factors that could materially affect these forward-looking statements and/or predictions include, among other things: (i) our limited operating history; (ii) our ability to pay down existing debt; (iii) unforeseen costs and expenses; (iv) potential litigation with our shareholders, creditors and/or former or current investors; (v) Dot VN’s ability to comply with federal, state and local government regulations in the US and foreign countries; (vi) Dot VN’s ability to maintain current agreements with the government of Vietnam and enter into additional agreements with the government of Vietnam; and (vii) other factors over which we have little or no control. In addition, such statements could be affected by risks and uncertainties related to product demand, market and customer acceptance, competition, pricing and development difficulties, as well as general industry and market conditions and growth rates and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and Dot VN does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release. Information on Dot VN’s website does not constitute a part of this release.

TABLE 1

Dot VN, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	April 30,	April 30,
	2010	2009
ASSETS
Current assets:
Cash	$135,664	$144,842
Accounts receivable, net of $9,990 and zero allowance for doubtful accounts	162,132	103,833
Inventories	79,688	-
Prepaid expenses and other current assets	65,985	47,561
Prepaid warrant expense, current	-	-
Notes receivable, net	-	-
Total current assets	443,469	296,236

Equipment, net	807,407	740,816
Intangible assets	1,022,661	1,022,336
Other noncurrent assets	286,019	221,321
Total assets	$2,559,556	$2,280,709

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$245,789	$96,323
Customer deposits	21,127	21,471
Due to related parties, net of $506,715 and zero discount	2,896,981	5,782,313
Short-term convertible debt, net of $29,082 and zero discount	637,550	570,653
Short-term debt and current portion of long-term debt	3,303,334	4,546,849
Accrued and other liabilities	344,456	524,673
Total current liabilities	7,449,237	11,542,282

Long-term liabilities:
Due to related parties, net of $287,528 and zero discount	390,116	-
Long-term convertible debt, net of $532,501 and zero discount	1,286,616	-
Long-term debt, net of current portion	187,831	189,904
Total long-term liabilities	1,864,563	189,904
Total Liabilities	9,313,800	11,732,186

Commitments and contingencies

Shareholders' equity (deficit):
Preferred stock: 50,000,000 shares authorized of $0.001 par value; 120,000 shares designated Series A, $10.00 stated value; 0 issued and outstanding
as of April 30, 2010 and 2009	-	-
Common stock: 250,000,000 shares authorized of $0.001 par value;
41,039,263 and 28,360,322 shares issued and outstanding as of April 30,
2010 and 2009	41,039	28,360
Additional paid-in capital	40,342,899	30,344,251
Accumulated deficit	(47,146,271)	(39,825,769)
Accumulated comprehensive income	8,089	1,681
Total shareholders' equity (deficit)	(6,754,244)	(9,451,477)
Total liabilities and shareholders' equity (deficit)	$2,559,556	$2,280,709

TABLE 2

Dot VN, INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income

	Year Ended April 30,
	2010	2009
Revenues	$1,120,567	$1,039,022
Cost of revenues	450,685	433,508
Gross profit	669,882	605,514

General and administrative expenses:
Consulting and professional fees	196,803	255,501
Marketing and promotion	48,489	48,351
Option bonus	3,936,789	1,594,021
Bad debt expense	23,730	28,343
Other general & administrative expenses	2,201,675	2,055,753
Total general and administrative expenses	6,407,486	3,981,969

(Loss) from operations	(5,737,604)	(3,376,455)

Other income (expenses):
Interest income	958	3,046
Finance (expense)	(78,363)	(414,857)
Interest (expense)	(1,481,478)	(1,672,343)
Foreign exchange (loss) gain	(24,015)	(14,041)
Other income and (expense)	-	1,920
Total other income (expenses)	(1,582,898)	(2,096,275)

Net loss	$(7,320,502)	$(5,472,730)

Loss per common share:
Basic and diluted	$(0.27)	$(0.20)

Weighted average common shares outstanding:
Basic and diluted	34,041,903	27,239,090

Comprehensive income (loss):
Net loss	$(7,320,502)	$(5,472,730)
Other comprehensive income:
Foreign currency translation	6,408	1,681

Comprehensive loss	$(7,314,094)	$(5,471,049)

TABLE 3

Dot VN, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	For the Year Ended April 30,
	2010	2009

Cash flows from operating activities:
Net loss	$(7,320,502)	$(5,472,730)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	21,317	12,612
Accrued interest expense	867,114	806,983
Accrued bad debt expense	9,990	25,000
Amortization of debt issuance costs	3,390	274,952
Amortization of service warrants	60,840	91,771
Amortization of debt discounts	623,259	878,559
Stock issued to convertible debentures holders for liquidating damages	-	13,617
Stock options expensed	3,936,789	1,594,021
Stock issued to employees	15,575	37,433
Stock issued for services	91,860	41,629
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(68,289)	(73,988)
(Increase) in inventory	(79,688)	-
(Increase) in prepaid expenses and other current assets	(31,705)	(8,827)
(Increase) in other noncurrent assets	(62,976)	(167,230)
Increase in accounts payable	149,499	43,400
(Decrease) increase in customer deposits	(344)	15,571
Increase in accrued liabilities	701,554	833,480
Net cash (used in) operating activities	(1,082,317)	(1,053,747)

Cash flows from investing activities:
Purchase of equipment	(17,242)	(32,321)
Purchase of leasehold improvements	-	(4,061)
Purchase of intangible assets	(325)	-
Proceeds from equipment sale	-	853
Payment of landlord deposit	-	(2,900)
Net cash (used in) investing activities	(17,567)	(38,429)

Cash flows from financing activities:
Proceeds from convertible debentures	555,000	-
Payment of debt issuance costs	(18,500)	-
Proceeds from term notes	288,000	770,000
Repayment of term notes	(278,905)	(127,540)
Advances from related parties	171,000	100,064
Repayments to related parties	(25,615)	-
Proceeds from stock issuances	377,003	-
Net cash provided by financing activities	1,067,983	742,524

Effect of exchange rate changes on cash	22,723	14,144

Net increase (decrease) in cash	(9,178)	(335,508)
Cash, beginning of the period	144,842	480,350
Cash, end of the period	$135,664	$144,842

For more information, contact:

Dot VN, Inc.
Thomas M. Johnson, Chairman and CEO
Phone:  858-571-2007 x14
Email:  Inquiries@DotVN.com
Website:  www.DotVN.com
Register your “.vn” domains at:  www.VN

Investor Relations Contact:
CCG Investor Relations - Strategic Communications
Mr. Roger Ellis, Partner
Phone:  310-954-1332
Email:  Roger.Ellis@ccgir.com
Website:  www.ccgir.com